EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duck Creek Technologies, Inc.:

We consent to the use of our report dated November 3, 2020, with respect to the consolidated balance sheets of Duck Creek Technologies, Inc. (the Company) as of August 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity/redeemable partners’ interest and partners’ capital, and cash flows for each of the years in the three-year period ended August 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the Company’s adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) as of September 1, 2019.

/s/ KPMG LLP

Boston, Massachusetts

January 26, 2021